EXHIBIT 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

LifeApps Digital Media Inc.

The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That by unanimous written consent of the Board of Directors of LifeApps Digital Media Inc., in lieu of a meeting, in accordance with Section 141 of the General Corporation Law of the State of Delaware, resolutions were duly adopted setting forth proposed amendments of the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) of said corporation, declaring said amendments to be advisable and calling for the stockholders of said corporation to approve said amendments by written consent in accordance with 228 of the General Corporation Law of the State of Delaware. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Article First thereof so that, as amended, said Article shall be and read as follows:

FIRST: The name of the corporation is LifeApps Brands Inc.

and further,

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Article Fourth thereof so that, as amended, said Article shall be and read as follows:

FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.001 per share (“Common Stock”) and Preferred Stock, par value $0.001 per share (“Preferred Stock”). The total number of shares of Common Stock that the Corporation shall have authority to issue is five hundred million (500,000,000). The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000).

The Board of Directors of the Corporation is hereby granted the power to authorize by resolution, duly adopted from time to time, the issuance of any or all of the preferred stock in any number of classes or series within such classes and to set all terms of such preferred stock of any class or series, including, without limitation, its powers, preferences, rights, privileges, qualifications, restrictions and/or limitations. The powers, preference, rights, privileges, qualifications, restrictions and limitations of each class or series of the preferred stock, if any, may differ from those of any and all other classes or other series at any time outstanding. Any shares of any one series of preferred stock shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereof shall be cumulative.

Reverse Stock Split. As determined by the Board of Directors of the Corporation, in the exercise of its sole discretion, a split ratio of fifteen (15) of the issued and outstanding shares of Common Stock as of the time the certificate containing this amendment becomes effective (the ‘‘Split Effective Time’’), shall be combined and converted (the “Reverse Split”) automatically, without further action, into one (1) fully paid and non-assessable share of Common Stock. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation, at its discretion, shall either: (a) pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock, as of the Split Effective Time or (b) issue a scrip or warrant in registered form to purchase our Common Stock which shall enable the holder thereof to receive a full share upon the surrender of such scrip or warrant aggregating a full share; Each holder of record of a certificate which immediately prior to the Split Effective Time represents outstanding shares of Common Stock (an ‘‘Old Certificate’’) shall be entitled to receive upon surrender of such Old Certificate to the Corporation’s transfer agent for cancellation, a certificate (a ‘‘New Certificate’) representing the number of whole shares of Common Stock into and for which the shares formerly represented by such Old Certificate so surrendered are combined and converted. From and after the Split Effective Time, Old Certificates shall represent only the right to receive New Certificates as aforesaid and, to the extent the Corporation so elects, cash pursuant to the provisions hereof. The amount of capital represented by the shares of Common Stock outstanding in the aggregate immediately after the Split Effective Time shall be adjusted from the capital account of the Common Stock to the additional paid in capital account for each share of Common Stock fewer outstanding immediately following the Reverse Split than immediately prior to the Reverse Split, such transfer to be made at the Split Effective Time.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, stockholders of said corporation holding the necessary number of shares as required by statute consented to the said amendments in writing, in lieu of a meeting, in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the effective date of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be December 31, 2015.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 29th day of December, 2015.

LifeApps Digital Media Inc.

By:	/s/ Robert Gayman
Name: Robert Gayman
Title: President and Chief Executive Officer